GIVEN IMAGING LTD.

2 Hacarmel Street, New Industrial Park
Yoqneam, Israel 20692

June 21, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual General Meeting of Shareholders of Given Imaging Ltd. on July 18, 2007, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, 2 Hacarmel Street, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

DORON BIRGER
Chairman of the Board of Directors

GIVEN IMAGING LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

The Annual General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, 2 Hacarmel Street, New Industrial Park, Yoqneam 20692, Israel, on July 18, 2007, at 4:00 p.m., local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual Meeting (“Proposal 1”);

2.

To elect the External Directors, as defined in the Israeli Companies Law, 1999 (the “Companies Law”), of the Company to serve for one additional term of three years, until December 2010 (“Proposal 2”);

3.	To approve changes to directors’ compensation (“Proposal 3”);

4.	To approve engagement terms of the Chairman of the Board of Directors (“Proposal 4”);

5.	To approve the 2007 compensation and amendments to the employment contract of the President and Chief Executive Officer of the Company (“Proposal 5”);

6.	To approve an increase of the number of ordinary shares reserved for issuance under the Company’s 2006 Equity Incentive Plan (“Proposal 6”);

7.	To approve a registration rights agreement between the Company and certain holders of ordinary shares of the Company (“Proposal 7”);

8.	To approve an increased maximum coverage under the Company’s directors’ and officers’ insurance (“Proposal 8”);

9.

To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditors until the Company’s next Annual General Meeting of Shareholders, and to authorize the Company’s Audit Committee and Board of Directors to determine their remuneration (“Proposal 9”);

10.	To receive and consider a report from management and the Financial Statements of the Company for the fiscal year ended December 31, 2006; and

11.	To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on June 18, 2007, are entitled to notice of, and to vote at, the meeting.

We look forward to greeting those shareholders present at the meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

If you are present at the Annual General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for delivering such Position Notices to the Company is July 2, 2007.

By Order of the Board of Directors,

DORON BIRGER
Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each, of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on July 18, 2007, at 4:00 p.m., local time, at the Company’s head offices at Hermon Building, 2 Hacarmel Street, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about June 21, 2007.

The Proxy

Doron Birger, Nachum Shamir, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to or at the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; or upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or by attending and voting in person at the Annual Meeting. Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business on June 18, 2007 (the “Record Date”), are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the Companies Law. The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of May 31, 2007, there were 28,959,317 ordinary shares issued, outstanding and entitled to one vote upon each of the matters to be presented at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the meeting in person or by proxy, other than with respect to determining whether a quorum is present.

In respect of Proposal 1, Proposal 3, Proposal 4, Proposal 5, Proposal 6, Proposal 8 and Proposal 9, the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon is necessary for the approval of each proposal. For these proposals, only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Approval of each of Proposal 2 and Proposal 7 requires special voting, as explained in the detailed description of these proposals in this Proxy Statement.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non- votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of May 31, 2007 for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of May 31, 2007. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	12,724,808	43.9%
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA, AXA Financial, Inc.(2)	3,760,771	13.0%
OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly(3)	1,841,004	6.3%
All directors and executive officers as a group(4)	14,117,586	48.7%

(1)

Based on a Schedule 13D/A filed on June 4, 2007 and on information provided to us supplementally, this number consists of 5,340,070 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, and 3,100 ordinary shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or CIEH, for their own account. This number does not include 277,114 Ordinary Shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by companies controlled by CIEH, which disclaims beneficial ownership of these shares. Based on information contained in that Schedule 13D/A and on information provided to us supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of June 4, 2007, DIC owned approximately 48.7% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. IDB Holding Corporation, or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and CIEH. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron, and the ordinary shares held by subsidiaries of CIEH for their own account. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange. Elron is a public company traded on the Tel Aviv Stock Exchange and on the Nasdaq Global Select Market.

As of June 4, 2007, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities, and also to share with subsidiaries of CIEH the power to vote and dispose of our ordinary shares held by these subsidiaries for their own account.

Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC and a director of Elron. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our board of directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

(2)

Based on a Schedule 13G/A filed on February 13, 2007, consists of 3,584,045 ordinary shares owned by Alliance Bernstein L.P., or Alliance, and 176,726 ordinary shares owned by AXA Equitable Life Insurance Company, or AXA Equitable. Based on information contained in the Schedule 13G/A, Alliance and AXA Equitable are subsidiaries of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance, AXA Equitable and Frontier Trust Company, FSB (Advest Trust). Each of Alliance and AXA Equitable operates under independent management and makes independent decisions. AXA Financial, Inc. is controlled by AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the “Mutuelles AXA”), as a group. The address of AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, expressly disclaims beneficial ownership of any securities owned by the foregoing entities.

(3)

Based on a Schedule 13G/A filed on February 14, 2007, consists of 1,551,404 ordinary shares owned by OrbiMed Capital LLC and 289,600 ordinary shares held by OrbiMed Advisors LLC. Based on the information contained in the Schedule 13G/A, OrbiMed Capital and OrbiMed Advisors hold 1,299,233 of these ordinary shares on behalf of Caduceus Private Investments L.P., or Caduceus; 202,600 ordinary shares on behalf of Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 202,500 ordinary shares on behalf of Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 87,500 ordinary shares on behalf of UBS Juniper Crossover Fund LLC, or Juniper; and 47,369 ordinary shares on behalf of OrbiMed Associates LLC, or OrbiMed Associates. In addition, Caduceus owns 2,157 warrants to purchase ordinary shares and OrbiMed Associates owns 145 warrants to purchase ordinary shares. Samual D. Isaly owns a controlling interest in OrbiMed Advisors and OrbiMed Capital. The address of OrbiMed Advisors, OrbiMed Capital and Samuel D. Isaly is 767 Third Avenue, 30th Floor, New York, NY 10017.

(4)

Includes 12,724,808 ordinary shares beneficially owned by IDB Holding Corporation as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1—ELECTION OF DIRECTORS (EXCEPT EXTERNAL DIRECTORS)

The Company’s Board of Directors currently consists of seven members. Except for the External Directors, as defined below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a Special General Meeting in person or by proxy.

The Board of Directors has nominated for election or reelection the following persons to serve as directors of the Company until the next Annual General Meeting of Shareholders: Israel Makov, who will serve as the Chairman of the Board; Doron Birger, Arie Mientkavich, Dennert O. Ware, Nachum Shamir and Prof. Anat Leowenstein.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Nominees For Election

Nominee	Business Experience
Israel Makov

Israel Makov, age 68, served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007 and is currently serving as Advisor to the Board of Directors of Teva. Previously he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr Makov was Chief Executive Officer of Gottex from 1993-1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991–1993 and Chairman of Axiom Ltd. from 1987–1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University, Jerusalem.

Dennert O. Ware

Dennert (Denny) O. Ware, age 65, served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 to December 2006. Before joining KCI, he served as President and CEO of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company’s Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and CEO of Boehringer Mannheim’s North American operations in 1997 a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and CEO of Roche Diagnostics Corp until the end of 1999. Mr. Ware holds a BSChE degree from Purdue University and an MBA from Indiana University.

Arie Mientkavitch

Arie Mientkavich, age 64, has served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and in parallel as Chairman of the Boards of Rafael Development Corporation Ltd., or RDC, and Clal Tourism Ltd. Mr. Mientkavich has also been Chairman of the Board of Directors of Gazit Globe (Development) Ltd. and Deputy Chairman of IDB Holding Corporation Ltd. since 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority—the Israeli equivalent of the United States Securities and Exchange Commission, or SEC. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

Nominees For Reelection at the Annual Meeting

Nominee	Business Experience
Doron Birger

Doron Birger, age 56, has served as Chairman of the Board of Directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors, communication and advanced materials. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Nachum Shamir

Nachum Shamir, age 53, has served as the Company’s President and Chief Executive Officer and a director since April 9, 2006. Prior to joining the Company, Mr. Shamir has served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. From 1993 until 1994 he was with the Hong Kong based, Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

Prof. Anat Leowenstein

Prof. Anat Loewenstein, age 48, has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She is the Director of the Department of Ophthalmology, Tel Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel Aviv University since September 2006 and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss. She is a member of the Institutional Review Board of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

It is proposed that the following resolution be adopted at shareholders:

“RESOLVED, that Doron Birger, Nachum Shamir and Prof. Anat Leowenstein are reelected to serve as directors of the Company and that Messrs. Israel Makov, who will serve as the Chairman of the Board of Directors, Dennert O. Ware and Arie Mientkavitch are elected to serve as a director of the Company, each of them until the next Annual General Meeting of Shareholders or until his/her earlier removal under Israel’s Companies Law, 1999 and the Company’s articles of association.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, is necessary to elect each of the above named nominees as directors.

The Board of Directors recommends a vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2—ELECTION OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed on an exchange, including the Nasdaq Global Market, are required to appoint at least two external directors. An “external director” is a person meeting certain independence requirements under the Israeli Companies Law, including not having, as of the date of the person’s appointment to serve as external Director, or during the two years preceding that date, any business or professional relationship or any affiliation, as defined under the Companies Law, with the company appointing the external director or any entity/person controlling the company or any entity controlled by the company or by this controlling entity/person as of the date of the appointment and during the preceding two years and not having any conflict of interests with the company. In addition, every external director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Israeli Companies Law, and at least one external director must qualify as a “financial and accounting expert.”

Each committee of the Company’s Board of Directors is required to include at least one external director and the Company’s Audit Committee is required to include both external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

The Company’s external directors are Michael Grobstein and James Cornelius.

Nominee	Business Experience
James M. Cornelius

James M. Cornelius, age 63, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Cornelius serves as the Chief Executive Officer and a director of Bristol-Myers Squibb. From November 15, 2005 to April 21, 2006, Mr. Cornelius served as the chairman of the board of directors and chief executive officer of Guidant Corporation, a leading cardiac and vascular medical device company listed on the New York Stock Exchange, until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius also serves as a director of The DIRECTV Group, Inc. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

Michael Grobstein

Michael Grobstein, age 64, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Grobstein serves as a director of Bristol-Myers Squibb, as chairman of its audit committee and a member of its management compensation and development committee. Mr. Grobstein served as a director of Guidant Corporation from 1999 to 2006, at which time Guidant was acquired by Boston Scientific Corporation. During that period he was chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

The initial term of an outside director is three years and, until recently, external directors could serve a maximum of two terms. Under a recent amendment to the Israeli Companies Regulations, an external director may be re-elected to one or more additional three-year terms, if the audit committee and afterwards the board of directors have determined that election for additional term or terms benefits the company in light of the external director’s expertise and special contribution to the board of directors and it’s committees. The Company’s Audit Committee and Board of Directors recommend that the shareholders approve the appointment of Messrs. Grobstein and Cornelius to a third term as external directors until December 2010. The Audit Committee and the Board of Directors believe that the appointment of Mr. Grobstein to a third term will benefit the Company because of Mr. Grobstein’s strong financial and accounting background and his experience in audit committee leadership and financial oversight, including in large U.S. corporations and medical device companies. The Audit Committee and the Board of Directors also believe that the appointment of Mr. Cornelius to a third term will benefit the Company because of Mr. Cornelius’s experience as a chief executive and director of large U.S. corporations, including corporations in the medical device industry. Mr. Grobstein serves as Chairman of our Audit Committee and is our designated financial expert required by U.S. securities laws. Mr. Cornelius serves as Chairman of our Compensation and Nominating Committee. The Audit Committee and the Board of Directors believe that both nominees contribute significantly to good corporate governance practices and increase confidence of U.S. investors in the Company.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that Messrs. Michael Grobstein and James Cornelius are elected as external directors in the Company for a 3 year term until December 2010.”

Election of external directors requires the vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that either such majority includes (1) the affirmative vote of at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, not including abstentions, or (2) the total number of shares voted against the election of the external directors does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are controlling shareholders of the Company.

Based on the declarations of Messrs. Grobstein and Cornelius as to their compliance with the statutory requirements for their re-election as external directors and for the reasons described above concerning the contribution, experience and background of these individuals, the Company’s Board of Directors recommends a vote “FOR” this proposal.

PROPOSAL 3—DIRECTORS’ COMPENSATION

The Company believes that in order to attract and retain dedicated individuals as directors and align their interest with that of the Company’s shareholders, it needs to compensate directors with both cash and equity at a level comparable to other publicly traded company with similar characteristics. The current level of directors’ cash remuneration has been in effect since 2003 and the current level of equity remuneration has been in effect since 2001. The Company believes that an increase of these fees is necessary to reflect the growing responsibilities and work load of the non- employee directors due to the growth in the business of the Company, corporate governance requirements and the regulatory environment. In addition, the Company believes that such increase is in line with market conditions for attracting and retaining qualified individuals to serve on the board of director such as the Board of Directors of the Company.

The proposed changes to the fee of non-employee directors have been approved by both the Audit Committee and the Board of Directors of the Company, as required by the Companies Law. These proposed changes to the fee of non-employee directors will apply also to the external directors. Under the Companies Law, shareholders must also approve the terms of compensation of the Company’s directors. Accordingly, shareholders are being asked to ratify and approve the changes in directors’ fees, as described below. Other directors’ compensation terms, such as grant dates, exercise price and vesting of directors’ stock options, were described in previous proxy statements of the Company, including in 2005 and 2006, were previously approved by the shareholders of the Company and remain unchanged, unless otherwise specifically noted herein. The proposed compensation for Nachum Shamir, the Company’s President and Chief Executive Officer, who is also a director, is discussed in Proposal 5. The proposed compensation for Mr. Israel Makov, who will begin serving as the Chairman of the Board of directors following this Annual Meeting, is described in Proposal 4.

It is proposed that each non-employee director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive:

(1)	an annual cash retainer of $25,000, payable in four quarterly installments of $6,250;

(2)	a fee of $1,500 for each meeting of the Board of Directors or any committee or sub-committee thereof;

(3)	a recurring annual grant of 10,000 stock options for service on the Board of Directors;

(4)	a recurring annual grant of 5,000 stock options for service as a member of each committee or sub-committee of the Board of Directors; and

(5)

in addition to the recurring grants referred to in paragraphs (3) and (4) above, each director serving as a chairperson of the Board of Directors or any committee or sub-committee thereof, an annual grant of 11,000 stock options.

In addition to the foregoing, any person joining the Board of Directors as a non-employee director as of and at any time after the date of this Annual Meeting will receive a retention grant of 35,000 stock options. The grant date of such options will be equal to the closing price of the Company’s ordinary shares on the Nasdaq Global Market on the date such new director is elected to office under applicable law. These options will vest in for equal annual installments beginning with the first anniversary of the grant.

All grants of stock options mentioned above are made under the Company’s 2006 Equity Incentive Plan or any subsequent plan then in effect and under other terms and conditions previously approved by the shareholders in respect of equity awards to non-employee directors. The Company’s 2006 Equity Incentive Plans was distributed to shareholders together with the Company’s proxy statement in May 2006, which also described the main terms of such plan. This plan was approved by the shareholders in the Annual Meeting held on May 30, 2006.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED that the compensation that each non-employee director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive, as described in this Proxy Statement, be, and hereby is, approved and ratified in all respects.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, is necessary to approve the foregoing changes to the compensation of non-employee directors.

The Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the foregoing proposed changes to the compensation of non-employee directors.

PROPOSAL 4—ENGAGEMENT TERMS OF THE CHAIRMAN OF THE
BOARD OF DIRECTORS

Shareholders are being asked to approve the employment and compensation terms of Mr. Israel Makov. Following this Annual Meeting, Mr. Makov will begin serving as Chairman of the Board of Directors and will devote 25% of his time to the business of the Company.

Members of the Compensation and Nominating Committee (the “Compensation Committee”) and the Audit Committee, including the external directors, met personally with Mr. Makov. The Audit Committee, the Compensation Committee and the Board of Directors have discussed and approved the proposed terms of Mr. Makov’s employment. Mr. Makov is an experienced and reputable executive in Israel and globally, with particular experience in the pharmaceutical industry. Most recently he served as the President and Chief Executive Officer of Teva Pharmaceuticals Industries Limited (NASDAQ: TEVA), which he joined in 1995. He served as President and Chief Executive Officer from April 2002 through March 1, 2007. According to Teva’s annual report on Form 20-F for the year ended December 31, 2006, during this period, Teva’s annual revenues grew from $2.5 billion in 2002 to $8.4 billion in 2006. To the best of our knowledge, the market value of Teva in May 2002 was approximately $8.0 billion, and it grew to a market value of approximately $30 billion in March 2007 (#16 in the NASDAQ-100).

In consideration for his service as a director and Chairman of the Board of Directors, Mr. Makov will receive a monthly payment of NIS 60,000 (approximately $15,000 as of the date of this proxy statement), subject to adjustment based on the Israeli Consumer Price Index, in lieu of any statutory or other typical adjustments. In addition, Mr. Makov will be entitled to pension, disability, study fund, health insurance and other benefits in accordance with standard terms of employment in Israel, including a monthly deduction to severance fund in lieu of statutory severance. The total monthly contributions required to be made by the Company under all these items is 23.3% of base salary and the total contribution by Mr. Makov is 7.5% of base salary. Mr. Makov will be entitled to vacation and sick leave in accordance with standard practices in Israel. The Company will reimburse Mr. Makov for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms previously approved by the shareholders of the Company.

In addition, Mr. Makov will be granted options to purchase 580,742 ordinary shares of the Company. The exercise price of these options will be equal to the closing price of the ordinary shares on the NASDAQ Global Market on the date of the Annual Meeting and will vest in three installments—50% on the second anniversary of the grant and 25% on each of the third and fourth anniversary of the grant. These options may be exercised by Mr. Makov at any time during a period beginning with the vesting date and ending four years thereafter. Any options not exercised within the exercise period will be forfeited and cancelled. In the event of a “change of control” of the Company, Mr. Makov will be entitled to full acceleration of his options, which will then terminate if not exercised within 12 months. “Change of control” is defined as a change in share ownership of the Company resulting in a person who is not holding, personally or through financial intermediaries on his behalf, at least 5% of the Company’s ordinary shares on the effective date of the agreement owning a number of shares giving him effective control over the business of the Company.

Mr. Makov’s employment agreement contains provisions standard for a firm in the Company’s industry regarding non-competition and confidentiality of information.

Either the Company or Mr. Makov may terminate his employment for any reason upon three months’ prior written notice, in which case Mr. Makov is entitled to receive his base salary and benefits payable during the notice period and continued vesting of options during a period of six months following termination. Vested options will terminate if not exercised within 12 months after the latest vesting date. Mr. Makov’s employment may be terminated by the Company for cause immediately and without any termination-related payments.

The compensation of Mr. Makov as described above represents the entire compensation that Mr. Makov is entitled to receive from the Company. All terms described above are in lieu of the fees (in cash and equity) ordinarily paid to non-employee directors of the Company and any payments, including bonus payments, typically paid to employees of the Company.

“RESOLVED that the employment and compensation terms of Mr. Israel Makov, as described in this Proxy Statement, be, and they hereby are, approved and ratified in all respects.”

Approval of the compensation and employment terms of the Chairman of the Board of Directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the employment agreement and compensation terms of the Chairman as described above.

PROPOSAL 5—COMPENSATION AND EMPLOYMENT TERMS OF THE PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve the 2007 compensation of Nachum Shamir, our President and Chief Executive Officer, who is also a director, as well as amendments to Mr. Shamir’s employment agreement. The original employment agreement of Mr. Shamir was described in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on April 7, 2006 and was approved by the shareholders in the Company’s 2006 Annual Meeting on May 30, 2006.

The Audit Committee, the Compensation Committee and the Board of Directors have reviewed the existing employment and compensation terms of Mr. Nachum Shamir in light of the improved performance of the Company since Mr. Shamir joined the Company as CEO. Under the leadership of Mr. Shamir, the Company has made significant progress in expanding its business globally and introducing new products and achieved a number of significant milestones which are expected to be the basis for continued growth. These milestones include receiving regulatory clearance in Japan for the PillCam SB capsule, receiving regulatory clearance in the Unites States for the newest generation of the PillCam SB capsule and RAPID software, the launching of PillCam Colon in Europe and the cooperation agreement with Fujinon Corporation. This improved performance also led to a significant increase in the market price of the Company’s shares.

At the recommendation of the Compensation Committee and the Audit Committee, the Board of Directors believes that under these circumstances it is advisable to amend the CEO contract in order to reward him for his contribution to the success of the Company and to encourage his continued employment with the Company.

CEO Compensation

For the fiscal year 2007, the Company’s Audit Committee, Compensation Committee and the Board of Directors approved for Mr. Shamir (1) an annual base salary of $400,000, effective July 1, 2007, (2) a cash bonus of 150% of the annual base salary, subject to the Company achieving revenues of $120 million and net income of $9.0 million (without regard and excluding expenses related to a patent litigation the Company is conducting in the United States) for the year ending December 31, 2007. If the Company’s performance exceeds these targets, Mr. Shamir’s cash bonus will increase to up to 200% of his annual base salary and if the Company’s performance falls short of these targets Mr. Shamir’s cash bonus will be lower, and (3) a grant of options to purchase 100,000 ordinary shares of the Company. The exercise price of this grant will be equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approve the grant and it will vest in four equal installments beginning on the first anniversary of the date of the grant. This grant is subject to the terms and conditions of Mr. Shamir’s employment agreement, as amended, and the Company’s 2006 Equity Incentive Plan approved by the shareholders in the Annual Meeting held on May 30, 2006.

Other Contract Amendments

In addition to approving the changes in compensation described above, shareholders are requested to approve a number of other amendments to Mr. Shamir’s employment agreement approved by the Audit Committee, Compensation Committee and the Board of Directors.

Under the amended employment agreement, in the event of a termination of Mr. Shamir by the Company without cause or by Mr. Shamir for “good reason” (definition amended to include relocation outside the Atlanta, Georgia area), Mr. Shamir will be entitled to (A) a lump sum payment equal to two times (currently, one time) the sum of (1) his annual base salary, plus (2) his target bonus (currently, bonus is not included in severance calculation) for the year of termination (assuming for this purpose that all relevant performance objectives had been met); (B) acceleration of vesting of any equity award scheduled to vest during a period of twenty-four (24) months (currently, 12 months) following termination; and (C) the value of his accrued and unused vacation days and continuation of benefits, such as health and life insurance policies and car allowance, for a period of twenty-four (24) months (currently, 12 months) following termination.

The employment agreement was amended also to provide that the Company will gross-up any excise tax that may be imposed on Mr. Shamir under Section 4999 of the Internal Revenue Code of 1986, as amended, in case payments to him resulting from his termination trigger this tax provision.

In addition, the agreement was amended to provide for full acceleration of all unvested options upon a termination by the Company without cause or by Mr. Shamir for “good reason” in connection with a change of control event. Previously, this would have resulted in accelerating unvested options that would have become vested during a period of two years following termination relating to a change of control event. “Change of control” is defined in the Company’s 2006 Equity Incentive Plan, as amended, that was approved by the shareholders in May 2006.

Finally, Mr. Shamir’s employment agreement was amended to provide that the determination of “termination for cause” would be determined by a majority of the independent directors (currently, by a majority of the entire Board of Directors). A determination of “cause” means that Mr. Shamir may be terminated without any severance payment.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED that the 2007 compensation of the President and Chief Executive Officer of the Company, Mr. Nachum Shamir, as described in this Proxy Statement, be, and it hereby is, approved and ratified in all respects.”

RESOLVED, that the amendment to the employment agreement of Mr. Shamir, be, and it hereby is approved and ratified in all respects.”

Approval of the compensation changes and amendment to the employment agreement of the President and Chief Executive Officer requires the affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, and voting thereon.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the changes of Mr. Shamir’s compensation and employment terms, as described above.

PROPOSAL 6—INCREASE OF NUMBER OF SHARES RESERVED FOR ISSUANCE
UNDER THE COMPANY’S 2006 EQUITY INCENTIVE PLAN

The Company is submitting for approval an amendment to its 2006 Equity Incentive Plan (the “Plan”), which will increase the number of ordinary shares reserved for issuance under the Plan by an additional 1,500,000 shares.

The Plan was approved by the shareholders at the 2006 annual meeting held on May 30, 2006. At the time of approval, a total of 2,500,000 ordinary shares were reserved for issuance under the Plan. As of the Record Date, approximately 1,287,925 shares were available for issuance under the Plan. Assuming the option grants proposed in this proxy statement to be made to Mr. Makov and Mr. Shamir are approved by the shareholders, then following this annual meeting of shareholders, there will be remaining 607,183 shares reserved for issuance under the Plan, without taking into account the increase proposed in this Proposal 6.

The Board of Directors believes that the Plan is an integral part of the Company’s benefit program and provides a critical incentive for qualified directors, officers and employees to join or remain employed by the Company. To be able to attract and retain qualified individuals over the next few years, it is necessary to increase the number of shares reserved for issuance under the Plan. If shareholders do not approve such increase, the Company may not be able to grant options after the end of 2007. If shareholders approve the requested increase, there will be 2,107,183 shares available for issuance under the Plan immediately following the Annual Meeting.

“RESOLVED that the increase of number of ordinary shares for issuance under the Company’s 2006 Equity Incentive Plan by additional 1,500,000 shares, be, and it hereby is, approved and ratified in all respects.”

Increasing the number of shares reserved for issuance under the Plan requires the affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the increase in the number of shares reserved for issuance under the Plan.

PROPOSAL 7—APPROVAL OF A REGISTRATION RIGHTS AGREEMENT BETWEEN
THE COMPANY AND CERTAIN AFFILIATED SHAREHOLDERS

In December 2006, the Company’s Audit Committee and Board of Directors approved a proposed Registration Rights Agreement among the Company, Elron, DIC and RDC. Elron, DIC and RDC own an aggregate of 43.9% of the ordinary shares of the Company and are collectively referred to in this Proxy Statement as the “affiliated shareholders.” This Registration Rights Agreement is intended to replace earlier registration rights granted by the Company to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement completed in September 2000, before the Company’s initial public offering. These earlier registration rights expired in October 2006.

The Board of Directors believes that this agreement is necessary to protect the market for the Company’s ordinary shares. During 2006 and first half of 2007 the affiliated shareholders demonstrated their commitment to the Company by increasing their ownership level by purchasing additional shares in the open market. The proposed Registration Rights Agreement provides the affiliated shareholders means for liquidity that are otherwise not available to them under applicable law given their ownership level. At the same time, it increases the likelihood that a sale by the affiliated shareholders will be coordinated with the Company and not disrupt the ordinary activity in the market for the Company’s shares due to the sale of a large number of shares at one time or during a short period.

The main terms of the proposed registration rights agreement are as follows:

Demand Registration Rights

At the request of one or more of the affiliated shareholders holding at least 5% of the Company’s then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. The Company must also give notice of the registration to other affiliated shareholders and include in the registration any ordinary shares that they request to include. This registration also may include ordinary shares offered by the Company for its own account and by directors and officers of the Company. The Company may only be requested to carry out two of these demand registrations.

In connection with any such demand registration, the managing underwriter may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by the Company for its own account and, second, any shares to be registered by the Company’s directors and officers. Thereafter, the shares to be registered by the affiliated shareholders would be reduced pro rata among the affiliated shareholders requesting inclusion of their shares according to the number of shares held by each of them.

Incidental Registration Rights

The affiliated shareholders also have the right to request that the Company includes their ordinary shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by the Company, unless the Company initiated the registration, second the shares that the affiliated shareholders have requested to include in the registration, and third the shares of the party initiating the registration.

Form F-3 Registration Rights

At the request of an affiliated shareholder, the Company must make its best efforts to register such shareholder’s ordinary shares on Form F-3. The Company must also give notice of the registration to other affiliated shareholders to whom the Company has granted registration rights and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that the Company filed in which the affiliated shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $15 million, in case of an underwritten offering, or $5.0 million, in case of a non-underwritten offering. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its ordinary shares in the registration are allocated in the same manner as in a demand registration described above.

Termination

All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended.

Expenses

Generally, the Company will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

“RESOLVED that the Registration Rights Agreement among the Company, Elron Electronic Industries Ltd., Discount Investment Corporation Ltd. and Rafael Development Corporation Ltd. (all of which are controlling shareholders of the Company), as described in this Proxy Statement, be, and hereby is, approved.”

Since the affiliated shareholders are considered controlling shareholders under the Companies Law, the approval of this Registration Rights Agreement requires the vote of a majority of the shares present at the meeting, provided that either such majority includes (1) the affirmative vote of at least one-third of the shares of shareholders who do not have a personal interest in the subject matter of the proposed resolution, voting in person or by proxy, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed resolutions, does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are controlling shareholders of the Company.

The Company’s Audit Committee and Board of Directors recommend a vote “FOR” this proposal.

PROPOSAL 8—INCREASE OF COVERAGE AMOUNT UNDER THE COMPANY’S
DIRECTORS’ AND OFFICERS’ INSURANCE

Shareholders are being asked to approve an increase of the maximum coverage amount under the Company’s directors’ and officers’ (D&O) insurance from $30 million per year to up to $50 million per year.

In connection with the Company’s initial public offering in October 2001, shareholders approved the purchase by the Company of a D&O insurance with a coverage limit of $30 million, as long as the cost of such insurance does not exceed $700,000. Since 2001, these limits remained unchanged. However, during this period, the risks faced by directors and officers of public companies increased substantially, particularly following the enactment of the Sarbanes-Oxley Act of 2002 in the United States, which has resulted in tightened governmental regulation of corporate governance practices. Increased focus on corporate governance also exists in Israel and other jurisdictions in which the Company operates.

In addition, there are greater risks to the directors and officers as a result of the growth in the business of the Company. In 2001, the Company was just beginning sales of its first and then-only product, the PillCam SB capsule, in the United States. Today, the Company is operating in over 60 countries organized into three primary regions and selling the PillCam Platform that includes three types of capsules with expected revenues in 2007 of $114 to $119 million.

Due to the increased regulatory and business risks faced by the Company, the Board of Directors believes it is appropriate to increase the maximum coverage amount of the D&O policy to up to $50 million, as long as the maximum premium does not exceed $1.0 million.

Accordingly, it is proposed that the shareholders approve the following resolution:

RESOLVED, that the Company may purchase a directors’ and officers’ insurance policy subject to any limitations that may exist under applicable law, with a maximum coverage amount of $50 million (the “Maximum Amount”) and that the directors and officers of the Company are authorized, subject to further resolution of the Board of Directors of the Company, to purchase in the future any extensions, renewals or replacement policies for any coverage amount up to the Maximum Amount as long as the premium for such insurance policies does not exceed $1.0 million, without further approval by the shareholders.

An affirmative vote of a majority of the shares represented and voting at the meeting, in person or by proxy, is required for the approval of the foregoing resolution.

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the foregoing resolution concerning the purchase of directors’ and officers’ insurance coverage.

PROPOSAL 9—APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE COMPENSATION

The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (“KPMG”), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007 and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company’s Audit Committee and Board of Directors to determine their remuneration.

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2005 and 2006, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2005	2006
	(in thousands)
Audit fees	$309	$316
Audit-related fees	401	24
Tax fees	114	67
All other fees	92	162

Total	$916	$569

(1)	“Audit-related fees” in 2005 and 2006 consists principally on advice regarding U.S. sales tax.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

(3)	“All other fees” includes fees related to advice on international transfer prices and compliance with Sarbanes-Oxley Act requirements.

The Company’s Audit Committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

Representatives of KPMG will not be present at the Annual Meeting.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s independent auditors, Somekh Chaikin, a member of KPMG International be, and they hereby are, reappointed as independent auditors of the Company to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007 and to serve as its independent auditors until the next annual general meeting of the Company and that the

Audit Committee and Board of Directors be, and hereby are authorized to determine the remuneration of said auditors.”

An affirmative vote of a majority of the shares represented and voting at the meeting, in person or by proxy, is required for the appointment of KPMG as the Company’s independent auditors until the next Annual General Meeting, and for the authorization of the Company’s Board of Directors to determine KPMG’s remuneration.

The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditors, subject to shareholder approval.

Accordingly, the Board of Directors recommends a vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Global Market, and operates under a written charter, a copy of which is attached to this Proxy Statement.

The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company, included in the Company’s Annual Report to Shareholders for the year ended December 31, 2006, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and non-audit services provided by the independent auditor, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Eyal Lifschitz

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders in 2008 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

With respect to the Company’s Annual Meeting of Shareholders to be held in 2008, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s Proxy Statement by January 31, 2008, the Company will not include such proposal in the agenda for the 2008 Annual Meeting of Shareholders.

REPORT OF THE BOARD OF DIRECTORS

At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2006.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Copies of the Company’s 2006 Annual Report to shareholders are being mailed to shareholders whose shares were acquired through the Nasdaq Global Market simultaneously with this Proxy Statement. The Company also filed an Annual Report for the year ended December 31, 2006 on Form 20-F with the Securities and Exchange Commission on May 16, 2007. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K, including a Form 6-K dated May 7, 2007 regarding its business and financial results for the first quarter ending March 31, 2007. Shareholders may obtain a copy of these documents without charge at www.givenimaging.com.

By Order of the Board of Directors,

Doron Birger
Chairman of the Board of Directors

Yoqneam, Israel
Date: June 21, 2007

Appendix I

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JULY 18, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF GIVEN IMAGING LTD.

          The undersigned hereby appoints Doron Birger, Nachum Shamir, Yuval Yanai and Ido Warshavski and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Given Imaging Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the Company’s head offices at the Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Wednesday, July 18, 2007, at 16:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

14475

ANNUAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

July 18, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided. $

20630233333000023300 8	071807

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 9.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
1. To elect the nominees listed below to serve as directors of the Company until the next annual general meeting of sharesholders.

2.   To reelect James Cornelius and Michael Grobstein to serve as external directors, as defined in the Israeli Companies Law, 1999, for a 3 year term until December 2010.

Under the Israeli Companies law, 1999 you are required to indicate, regarding proposal 2, whether or not you are a “Controlling Person” or act on behalf of a “Controlling Person”. A "Controlling Person" is a person who has the power to direct the activities of the Company, other than merely due to such person's service as a director or officer of the Company.

PLEASE STATE WHETHER OR NOT YOU ARE A “CONTROLLING PERSON” OR ACT ON BEHALF OF A “CONTROLLING PERSON”.

				☐	☐	☐
NOMINEES:
☐ FOR ALL NOMINEES	O Mr. Doron Birger
O Prof. Anat Leowenstein
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	O Mr. Israel Makov			YES	NO
	O Mr. Arie Mientkavich			☐	☐
O Mr. Nachum Shamir
☐ FOR ALL EXCEPT	O Mr. Dennert O. Ware		3. To approve the compensation of non-employee directors of the Company, whether currently in office or hereinafter elected as a director of the Company.	☐	☐	☐
(See instructions below)
			4. To approve the employment agreement and compensation terms of the Chairman of the Board of Directors.	☐	☐	☐

			5. To approve the 2007 compensation and amendments to the employment contract of the President and Chief Executive Officer of the Company, Mr. Nachum Shamir.	☐	☐	☐

			6. To approve an increase of the number of ordinary shares reserved for issuance under the Company's 2006 Equity Incentive Plan.	☐	☐	☐

7.   To approve the Registration Rights Agreement among the Company, Elron Electronic Industries Ltd., Discount Investment Corporation Ltd. and Rafael Development Corporation Ltd. (all of which are affiliates of the Company).

				☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

Under the Israeli Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in this proposal 7 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

  holds 5% or more of the issued and outstanding share capital or voting rights, or has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or is a director or a general manager.

An interest resulting merely from the holding of the company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 7, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR SUCH RESOLUTION.

				YES	NO
			PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 7.	☐	☐

			8. To approve an increase in the maximum coverage amount under the Company's directors' and officers' insurance policy from $ 30 million to $ 50 million.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

9.   To reappoint the Company's independent auditors, Somekh Chaikin, a member of KPMG International, as the Company's independent auditors until the next annual general meeting and to authorize the Company's board of directors to determine their remuneration.

				☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.